UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, $1.00 stated value

(Title of Class of Securities)

360921100

(CUSIP Number)

Jason G. Bernzweig
SCSF Equities, LLC
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
(561) 394-0550

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

September 19, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,305,581 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,305,581 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,305,581 (See Item 5)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.9%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 3 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of SCSF Equities, LLC, a Delaware limited liability company (“SCSF Equities”),  Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation (“Sun Offshore Fund”), Sun Capital Securities Fund, LP, a Delaware limited partnership (“Sun Securities Fund”), Sun Capital Securities Advisors, LP, a Delaware limited partnership (“Sun Advisors”), Sun Capital Securities, LLC, a Delaware limited liability company (“Sun Capital Securities”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (“Commission”) on March 2, 2007 and amended on August 8, 2007 and September 18, 2007 (as hereby amended, the “Schedule 13D”), with respect to the Common Stock, $1.00 stated value (the “Common Stock”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”).

Items 5 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following:

(a)-(b)          On September 19, 2007, the Reporting Persons purchased shares of Common Stock increasing the total number of shares beneficially owned by the Reporting Persons to 4,305,581 or approximately 8.9% of the Issuer’s outstanding Common Stock.

(c)                Except for the transactions described herein or previously reported in Amendment No. 1 and Amendment No. 2 to the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days except for the following transactions:  (i) on September 18, 2007, the Reporting Persons purchased 250,000 shares of Common Stock at an average sale price per share of $9.86 and (ii) on September 19, 2007, the Reporting Persons purchased 450,000 shares of Common Stock at an average sale price per share of $9.74. The transactions were effected by SCSF Equities and were open market purchases on the New York Stock Exchange.

Item 7.	Material to Be Filed as Exhibits
	Exhibit A	Joint Filing Agreement, dated September 20, 2007, by and among each of the Reporting Persons.
Exhibit B

Limited Power of Attorney, dated December 29, 2006, by and among the Reporting Persons. (incorporated by reference to Exhibit B to Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with respect to the Issuer on August 8, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 3 to Schedule 13D pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: September 20, 2007	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie

EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: September 20, 2007	SCSF Equities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

	By :	*
	Name:	Marc J. Leder
	Its:	Director

Sun Capital Securities Fund, LP

	By:	Sun Capital Securities Advisors, LP
	Its:	General Partner

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities Advisors, LP

	By:	Sun Capital Securities, LLC
	Its:	General Partner

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

Sun Capital Securities, LLC

	By :	*
	Name:	Marc J. Leder
	Its:	Co-CEO

*
Marc J. Leder

*
Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Joint Filing Agreement pursuant to the Limited Power of Attorney executed by the above Reporting Persons and incorporated by reference hereto on behalf of the Reporting Persons.

Dated: September 20, 2007	*By:	/s/ Brian J. Gavsie, Attorney in Fact
Brian J. Gavsie

ANNEX I

Background Information Regarding Affiliates of the Reporting Persons Having

No Direct or Indirect Beneficial Ownership of Common Stock of the Issuer

Sun Capital Partners, Inc. (“Sun Capital”), an affiliate of the Reporting Persons (with no direct or indirect beneficial ownership or other voting or dispositive power or pecuniary interest in any investments made by the Reporting Persons in the Common Stock), is a leading private investment firm focused on equity, debt and other investments in multi-sector, market-leading companies that can benefit from its in-house operating professionals, experience and network.  Sun Capital’s affiliates typically invest in companies which have a leading market position and name/brand recognition in their industry, long-term competitive advantages, and significant barriers to entry.  Since Sun Capital’s inception in 1995, its affiliates have invested in and managed more than 145 companies worldwide in a broad and diverse range of industries, including paper and packaging, food and beverages, metals and mining, automotive after-market parts, consumer products, financial services, healthcare, media and communications, building products, telecommunications, technology, retailing and catalogs, filmed entertainment, restaurants, manufacturing and industrial. Sun Capital has offices in Boca Raton, Los Angeles and New York, as well as affiliates with offices in London, Tokyo, and Shenzhen.